FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF DECEMBER 31, 2017

ENEL CHILE

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

(Amounts expressed in millions of Chilean Pesos)

•         Revenues of Enel Chile reached Ch$ 2,529,347 million, representing an 18.4% increase due to a greater comparison basis in 2017 (12 months) when compared to 2016 (10 months) as a result of Enel Chile being legally constituted on March 1, 2016.

•         EBITDA of Enel Chile reached Ch$ 739,253 million, increasing 17.8% or Ch$ 111,706 million, due to a greater comparison basis in 2017.

•         Operating income (EBIT) of Enel Chile amounted to Ch$ 578,631 million, an increase of 26.6% or Ch$ 121,428 million, due to a greater comparison basis in 2017.

•         On February 7, 2017, the subsidiary Enel Generación Chile S.A. sold its entire ownership share of Electrogas S.A. for a total Ch$ 115,583 million (and sold its entire ownership share of GNL Quintero on September 2016 for a total of Ch$ 132,821 million). These sales are part of the Group’s strategy to divest non-strategic assets.

•         Net income attributable to the shareholders of Enel Chile reached Ch$ 349,383 million, equivalent to a 10% increase when compared to the Ch$ 317,561 million booked in 2016.

•         Net financial debt on December 31, 2017 amounted to US$ 537 million, mostly debt in the generation business.

• 1 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF DECEMBER 31, 2017

SUMMARY BY BUSINESS

Generation

•         Net electricity generation reached 17,073 GWh, broken down into 9,652 GWh in Hydroelectric generation, 7,292 GWh in thermal generation, and 129 GWh in wind generation.

•         Physical sales reached 23,356 GWh, of which 17,029 GWh were delivered to regulated customers, 5,586 GWh to unregulated customers and 742 GWh were sold at the spot market.

•         EBITDA of the generation business amounted to Ch$ 581,142 million, and net income attributable to shareholders of Enel Generación amounted to Ch$ 418,454 million.

•         On February 7, 2017, the subsidiary Enel Generación Chile S.A. sold its entire ownership share of Electrogas S.A. for Ch$ 115,583 million, booking a Ch$ 105,312 million profit, whereas in September 2016, the Company divested its entire shareholding of GNL Quintero for a total of Ch$ 132,821 million, booking a Ch$ 121,325 profit. These sales are part of the Group’s strategy to divest non-strategic assets.

•         On December 31, 2017, the subsidiary Enel Generación Chile wrote-off the Neltume and Choshuenco Projects because they were not economically feasible, given the current electricity prices in Chile and the entrance of renewable energy plants with lower construction costs. The write-off amounted to Ch$ 25,106 million. In August 2016, Enel Generación Chile gave up its water rights associated to the Bardón, Chillan 1 and 2, Futaleufú, Huenchún and Puelo hydroelectric projects, which generated losses amounting to Ch$ 35,384 million due to write-offs. Additionally, in December 2016, the Tames 2 and Totoralillo thermal projects were written-off for a total Ch$ 1,096 million.

Physical Data

Total Sales (GWh) Total Generation (GWh)	As of December 31, 2017 23,356 17,073

Distribution

•         Physical sales reached 16,438 GWh. Of this figure, residential customer sales amounted to 4,676 GWh, commercial customers to 5,322 GWh and industrial and other customers, the remaining amount.

•         A total 1,882,394 customers were served, and annual energy losses reached 5.1%.

•         EBITDA of the distribution business amounted to Ch$ 177,189 million, and net income attributable to shareholders of Enel Distribución amounted to Ch$ 105,049 million.

• 2 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF DECEMBER 31, 2017

Physical Data Total Sales (GWh) Customers	As of December 31, 2017 16,438 1,882,394

FINANCIAL SUMMARY – ENEL CHILE

➢  Liquidity available to Enel Chile is comprised of the following:

•         Cash and cash equivalents:                    US$ 682 million.

•         Undisbursed committed credit line:        US$ 324 million.

➢  The nominal average interest rate of Enel Chile’s debt as of December 2017 was 6.2%.

➢  Hedging and protection:

To mitigate the risks associated with exchange rate variations, Enel Chile has established policies and procedures to protect its financial statements against exchange rate volatility.

Enel Chile’s exchange rate hedging policy states that there should be a balance between the currencies of each company’s operations and the currency of its debt.  Therefore, the Company has cross currency swap and forward contracts amount to US$ 814 million and US$ 572 million, respectively.

RELEVANT INFORMATION TO THE ANALYSIS OF THE CURRENT FINANCIAL STATEMENTS

On December 18, 2015, the Extraordinary Shareholders Meeting of Enersis S.A. approved the spin-off of the Company, subject to complying with certain conditions precedent, which took place on March 1, 2016. As of that date, a new publicly traded company named Enersis Chile S.A. was incorporated and was assigned the equity interests, assets, and liabilities owned by Enersis S.A. in Chile.

On October 4, 2016, the Extraordinary Shareholders Meetings of Enersis Chile, Endesa Chile and Chilectra approved changing these companies’ names to Enel Chile S.A., Enel Generación Chile S.A., and Enel Distribución S.A., respectively. These new names became legally effective on October 18, 2016, by modifying the bylaws of each one of these companies.

For further information, see note 2.1 of the financial statements of Enel Chile S.A. as of December 31, 2017.

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PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF DECEMBER 31, 2017

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation business

We own and operate 111 generation units in Chile through our subsidiaries Enel Generación Chile, Pehuenche, and Gas Atacama, which, combined, have a total 6,351 MW installed capacity as of December 31, 2017. Of this total, 38 are hydroelectric units with 3,464 MW installed capacity, 22 are thermal units that operate using gas, coal or fuel oil and together total 2,809 MW installed capacity and 51 are wind generation units with 78 MW installed capacity.

Our power plants are all connected to the Central Interconnected Grid (“SIC” in its Spanish acronym), except for two Central Tarapaca thermal units and six Gas Atacama thermal units which are connected to the ex Norte Grande Interconnected Grid (“SING” in its Spanish acronym). Since November 2017, both systems operate in an interconnected form, called National Electrical System (“SEN” in its Spanish acronym) to the assets from Arica to Chiloé made up of power plants, transmission lines, substations power and distribution lines.

The following charts summarize the physical information of our generation business segment for the twelve months of 2017 and ten months of 2016:

Company	Markets in which participates	Energy Sales		Market share
		(GWh)%
		Dec-17	Dec-16(*)	Dec-17	Dec-16(*)
Enel Generación Chile S.A.	SIC & SING Chile	23,356	19,758	34.2%	35.1%
Total		23,356	19,758

 (*) refers to the ten-month period ended December 31, 2016, date in which the new entity Enel Chile was incorporated and as disclosed to the Financial Markets Commission (CMF, in its Spanish acronym).

To perform a better analysis of the figures included in this report, the following chart summarizes the comparative yearly data for 2017 and 2016:

Company	Markets in which participates	Energy Sales		Market share
		(GWh)%
		Dec-17	Dec-16(*)	Dec-17	Dec-16(*)
Enel Generación Chile S.A.	SIC & SING Chile	23,356	23,689	34.2%	35.1%
Total		23,356	23,689

(*) refers to the twelve-month period ended December 31, 2016, for comparative purposes.

Distribution business

Our distribution business is carried out by our subsidiary Enel Distribución Chile S.A.

Enel Distribución Chile is one of the largest electricity distribution companies in Chile, in terms of the number of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area.  The Chilean Government granted the concession agreement to transmit and distribute electricity to 33 districts of the Metropolitan Region for an unlimited period of time. Its service area, from the perspective of Chilean tariffs, is considered to be primarily a densely populated area.

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PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF DECEMBER 31, 2017

The following charts summarize the physical information of our distribution business segment for the twelve months of 2017 and ten months of 2016:

	Energy Sales		Energy Losses		Clients		Clients/Employees
	(GWh) (*)		(%)		(thousand)
	Dec-17	Dec-16(**)	Dec-17	Dec-16(**)	Dec-17	Dec-16(**)	Dec-17	Dec-16(**)
Enel Distribucion Chile (*)	16,438	13,369	5.1%	5.3%	1,882	1,826	2,814	2,646
Total	16,438	13,369	5.1%	5.2%	1,882	1,826	2,814	2,646

(*) Includes sales to final customers and tolls.

(**) refers to the ten-month period ended December 31, 2016, date in which the new entity Enel Chile was incorporated and as disclosed to the Financial Markets Commission (CMF, in its Spanish acronym).

To perform a better analysis of the figures included in this report, the following chart summarizes the comparative yearly data for 2017 and 2016:

	Energy Sales		Energy Losses		Clients		Clients/Employees
	(GWh) (*)		(%)		(thousand)
	Dec-17	Dec-16(**)	Dec-17	Dec-16(**)	Dec-17	Dec-16(**)	Dec-17	Dec-16(**)
Enel Distribucion Chile (*)	16,438	15,924	5.1%	5.3%	1,882	1,826	2,814	2,646
Total	16,438	15,924	5.1%	5.3%	1,882	1,826	2,814	2,646

(*) Includes sales to final customers and tolls.

(**) refers to the twelve-month period ended December 31, 2016, for comparative purposes.

The following chart shows the electricity sales revenue per business segment and customer type:

Energy Sales Revenues
Revenues by business and type of customers
(Figures in Million Ch$)

COUNTRY	Chile		Structure and adjustments		Total
	Dec-17	Dec-16(*)	Dec-17	Dec-16(*)	Dec-17	Dec-16(*)

Energy Sales Revenues

Generation:	1,457,672	1,254,514	(374,923)	(310,887)	1,082,749	943,627
Regulated customers	1,101,089	969,647	(374,923)	(310,887)	726,166	658,760
Non regulated customers	285,624	201,796	-	-	285,624	201,796
Spot market	70,959	83,071	-	-	70,959	83,071
Other Clients	-	-	-	-	-	-

Distribution:	1,186,795	978,809	(1,085)	(312)	1,185,710	978,497
Residential	443,223	367,706	(1,085)	(312)	442,138	367,394
Commercial	386,608	313,052	-	-	386,608	313,052
Industrial	225,736	189,525	-	-	225,736	189,525
Other	131,228	108,526	-	-	131,228	108,526
Less: Consolidation adjustments	(376,008)	(311,199)	-	-	-	-

Total Energy sales	2,268,459	1,922,124	(376,008)	(311,199)	2,268,459	1,922,124

Million chilean pesos variation in Ch$ and %	346,335	18.02%	-	-	346,335	18.02%

(*) refers to the ten-month period ended December 31, 2016, beginning March 1, 2016, date in which the new entity Enel Chile was incorporated.

• 5 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF DECEMBER 31, 2017

FINANCIAL STATEMENT ANALYSIS

1.    Income Statement Analysis

Net income attributable to the controlling shareholders of Enel Chile as of December 31, 2017, was Ch$ 349,383 million. This amount represents a 10.0% increase when compared to the previous year in which the figure amounted to Ch$ 317,561 million despite the difference in the comparison basis (12 months in 2017 vs 10 months in 2016).

The following chart compares the figure of each item of the Statement of Comprehensive Income as of December 30, 2017 and 2016:

CONSOLIDATED INCOME STATEMENT (Million Ch$)	Dec-17	Dec-16(**)	Change	% Change

REVENUES	2,529,347	2,136,041	393,306	18.4%
Sales	2,490,470	2,112,892	377,578	17.9%
Other operating revenues	38,877	23,149	15,728	67.9%
PROCUREMENT AND SERVICES	(1,521,155)	(1,260,086)	(261,069)	20.7%
Energy purchases	(902,435)	(735,912)	(166,523)	22.6%
Fuel consumption	(280,739)	(260,354)	(20,385)	7.8%
Transportation expenses	(155,879)	(157,784)	1,905	(1.2%)
Other variable procurement and service cost	(182,102)	(106,036)	(76,066)	71.7%
CONTRIBUTION MARGIN	1,008,192	875,955	132,237	15.1%
Other work performed by entity and capitalized	14,389	12,780	1,609	12.6%
Employee benefits expense	(121,504)	(107,999)	(13,505)	12.5%
Other fixed operating expenses	(161,824)	(153,189)	(8,635)	5.6%
GROSS OPERATING INCOME (EBITDA)	739,253	627,547	111,706	17.8%
Depreciation and amortization	(152,684)	(135,387)	(17,297)	12.8%
Reversal of impairment profit (impairment loss) recognized in profit or loss	(7,938)	(34,957)	27,019	(77.3%)
OPERATING INCOME	578,631	457,203	121,428	26.6%
NET FINANCIAL EXPENSE	(22,415)	(17,738)	(4,677)	26.4%
Financial income	21,663	21,076	587	2.8%
Financial costs	(53,511)	(49,180)	(4,331)	8.8%
Gain (Loss) for indexed assets and liabilities	916	1,364	(448)	(32.8%)
Foreign currency exchange differences, net	8,517	9,002	(485)	(5.4%)
OTHER NON-OPERATING RESULTS	110,544	128,075	(17,531)	(13.7%)
Income from other investments	105,462	121,457	(15,995)	(13.2%)
Other Profit (Loss) related to Sale of Assets	7,779	34	7,745	n/a
Share of profit (loss) of associates accounted for using the equity method	(2,697)	6,584	(9,281)	(141.0%)
Otther Non Operating revenues (expenses)
NET INCOME BEFORE TAXES	666,760	567,540	99,220	17.5%
Income Tax	(143,342)	(99,764)	(43,578)	43.7%
NET INCOME	523,418	467,776	55,642	11.9%
Shareholders of the parent company	349,383	317,561	31,822	10.0%
Non-controlling interest	174,035	150,215	23,820	15.9%

Earning per share (Ch$ /share)*	7.12	6.47	0.65	10.0%

(*) As of December 31, 2017 the number of paid and subscribed shares was 49,092,772,762
(**) Corresponds to the ten months period ended December 31, 2016, since the Enel Chile S.A. incorporation date as a new company, and also according to what is reported to the SVS.

On March 1, 2016 Enel Chile S.A. was legally incorporated, (former Enersis Chile S.A.), therefore, the financial information in this report should include only ten months of 2016.

Given the above, and to offer a better explanation for the performance of the Company and also for financial statement analysis purposes, the figures presented will be proforma, compared with the figures for the twelve month period ended December 31, 2016.

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PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF DECEMBER 31, 2017

The following chart compares the figure of each item of the Statement of Comprehensive Income as of December 31, 2017 and 2016 to explain the relevant changes of the figures during each period:

CONSOLIDATED INCOME STATEMENT (Million Ch$)	Dec-17	Dec-16(**)	Change	% Change

REVENUES	2,529,347	2,541,567	(12,220)	(0.5%)
Sales	2,490,470	2,515,844	(25,374)	(1.0%)
Other operating revenues	38,877	25,723	13,154	51.1%
PROCUREMENT AND SERVICES	(1,521,155)	(1,497,420)	(23,735)	1.6%
Energy purchases	(902,435)	(891,747)	(10,688)	1.2%
Fuel consumption	(280,739)	(295,149)	14,410	(4.9%)
Transportation expenses	(155,879)	(195,123)	39,244	(20.1%)
Other variable procurement and service cost	(182,102)	(115,401)	(66,701)	57.8%
CONTRIBUTION MARGIN	1,008,192	1,044,147	(35,955)	(3.4%)
Other work performed by entity and capitalized	14,389	16,097	(1,708)	(10.6%)
Employee benefits expense	(121,504)	(124,098)	2,594	(2.1%)
Other fixed operating expenses	(161,824)	(170,769)	8,945	(5.2%)
GROSS OPERATING INCOME (EBITDA)	739,253	765,377	(26,124)	(3.4%)
Depreciation and amortization	(152,684)	(161,661)	8,977	(5.6%)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(7,938)	(35,927)	27,989	(77.9%)
OPERATING INCOME	578,631	567,789	10,842	1.9%
NET FINANCIAL EXPENSE	(22,415)	(20,483)	(1,932)	9.4%
Financial income	21,663	23,105	(1,442)	(6.2%)
Financial costs	(53,511)	(58,199)	4,688	(8.1%)
Gain (Loss) for indexed assets and liabilities	916	1,632	(716)	(43.9%)
Foreign currency exchange differences, net	8,517	12,979	(4,462)	(34.4%)
OTHER NON-OPERATING RESULTS	110,544	129,368	(18,824)	(14.6%)
Income from other investments	105,462	121,457	(15,995)	(13.2%)
Other Profit (Loss) related to Sale of Assets	7,779	34	7,745	n/a
Share of profit (loss) of associates accounted for using the equity method	(2,697)	7,877	(10,574)	(134.2%)
Otther Non Operating revenues (expenses)
NET INCOME BEFORE TAXES	666,760	676,674	(9,914)	(1.5%)
Income Tax	(143,342)	(111,403)	(31,939)	28.7%
NET INCOME	523,418	565,271	(41,853)	(7.4%)
Shareholders of the parent company	349,383	384,160	(34,777)	(9.1%)
Non-controlling interest	174,035	181,111	(7,076)	(3.9%)

Earning per share (Ch$ /share)*	7.12	7.83	(0.71)	(9.1%)

(*) As of December 31, 2017 the number of paid and subscribed shares was 49,092,772,762
(**) Refers to the twelve month period ended December 31 2016, for comparative purposes.

EBITDA:

Revenue, operating costs, personnel and other expenses that determine our EBITDA, broken down by business segment for the annual periods ended December 31, 2017 and 2016, are presented below:

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PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF DECEMBER 31, 2017

EBITDA, by business segment
(Figures in Million Ch$)

	Dec-17	Dec-16(*)	Change	% Change

Generation business	1,634,937	1,659,727	(24,790)	(1.5%)
Distribution business	1,333,027	1,315,761	17,266	1.3%
Less: consolidation adjustments and other activities	(438,617)	(433,921)	(4,696)	1.1%
Total Consolidated Revenues	2,529,347	2,541,567	(12,220)	(0.5%)

PROCUREMENT AND SERVICE COST
Generation businesses	(903,978)	(895,060)	(8,918)	1.0%
Distribution business	(1,062,076)	(1,042,329)	(19,747)	1.9%
Less: consolidation adjustments and other activities	444,899	439,969	4,930	1.1%
Total Consolidated Procurement and Services Costs	(1,521,155)	(1,497,420)	(23,735)	1.6%

GENERATION
Personnel Expenses	(46,996)	(50,592)	3,596	(7.1%)
Other expenses by nature	(102,821)	(119,303)	16,482	(13.8%)
Total Generation business	(149,817)	(169,895)	20,078	(11.8%)

DISTRIBUTION
Personnel Expenses	(31,819)	(29,219)	(2,600)	8.9%
Other expenses by nature	(61,943)	(52,078)	(9,865)	18.9%
Total Distribution business	(93,762)	(81,297)	(12,465)	15.3%
Less: consolidation adjustments and other activities	(25,360)	(27,578)	2,218	(8.0%)

EBITDA, by business segment
Generation	581,142	594,772	(13,630)	(2.3%)
Distribution	177,189	192,135	(14,946)	(7.8%)
Less: consolidation adjustments and other activities	(19,078)	(21,530)	2,452	(11.4%)

TOTAL CONSOLIDATED EBITDA	739,253	765,377	(26,124)	(3.4%)

(*) Considers twelve month period ended December 31, 2016, for comparative purposes.

The consolidated EBITDA of Enel Chile amounted to Ch$ 739,253 million as of December 31, 2017, which represents a 3.4% reduction when compared to the Ch$ 765,377 million booked the previous year. This decrease is primarily explained by lower physical sales and a lower average sales price.

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PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF DECEMBER 31, 2017

EBITDA GENERATION BUSINESS

The EBITDA of our Generation Business Segment reached Ch$ 581,142 million as of December 31, 2017 representing a Ch$ 13,630 million reduction when compared to 2016. The main variables that explain this outcome, are described below:

ENEL GENERACIÓN CHILE AND SUBSIDIARIES

Revenues amounted to Ch$ 1,634,937 million as of December 31, 2017, decreasing by Ch$ 24,790 million, representing a 1.5% reduction when compared to the same period of the year before, mainly due to the following:

-          A Ch$ 59,016 million decline in electricity sales due to lower physical sales (-333 GWh) mainly to regulated customers (1,488 GWh) and spot sales (-110 GWh) offset by an increase in physical sales to non-regulated customers (+1,265 GWh) as well as a lower average sales price in Chilean pesos.

-          A Ch$ 11,725 million decrease in other services rendered, primarily due to Ch$ 12,371 million lower tolls revenue.

The abovementioned is partially compensated by:

-          A Ch$ 29,814 million increase in other sales, mainly due to a Ch$ 28,430 million increase in gas sales.

-          A Ch$ 16,137 million increase in other operating revenue, mainly due to the reversal of provision for fines related to the relinquishment of concessions associated to the Tames and Totoralillo projects, amounting to Ch$ 2,245 million booked in 2016. Also, an increase in revenue from commodity derivatives for Ch$ 9,534 million.

Operating costs reached Ch$ 903,978 million as of December 31, 2017, increasing by Ch$ 8,918 million, or 1.0%, due to the following:

-          A Ch$ 51,738 million increase in other variable procurement and services costs mainly due to a Ch$29,473 million increase in the commercialization costs of gas sales, and greater commodity derivatives costs for Ch$ 7,555 million.  Also, higher costs related to the agreement with AES Gener that allows the Nueva Renca combined cycle to use the LNG available to Enel Generación Chile, which amounted to Ch$4,188 million and the thermal emissions tax cost for Ch$17,343 million. These effects were offset by lower water purchases for power plants San Isidro I and II for Ch$ 6,908 million.

-          A Ch$ 11,223 million increase in energy purchases, partially due to greater contracted physical purchases (+158 GWh).

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PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF DECEMBER 31, 2017

The aforementioned costs are partially compensated by the following:

-          A Ch$ 39,633 million reduction in transportation and other services costs, mainly due to lower toll expenses.

-          A Ch$ 14,410 million decrease in fuel consumption, primarily due an improved hydrological conditions in the southern part of Chile during the fourth quarter of 2017.

Personnel expenses amounted to Ch$ 46,996 million as of December 31, 2017, a Ch$ 3,596 million decrease, mainly due to a lower number of employees.

Other expenses reached Ch$ 102,821 million as of December 31, 2017, a Ch$ 16,482 million decrease, mainly explained by asset write-offs related to hydroelectric projects Bardón, Chillán 1, Chillán 2, Futaleufú, Huechún, and Puelo, booked the previous year. The write-off amounted to Ch$ 35,384 million and arose as a consequence of the Company’s decision to relinquish the water rights associated to these projects. This decision considered, among other aspects, the high cost of maintaining idle water rights, as well as the fact that these projects were not technically nor financially feasible, in addition to not having sufficient support from local communities.

In addition, at year-end 2016, the Company wrote-off its total capitalized investment in two thermal projects, Tames 2 and Totoralillo. These projects were awarded to the Company by the Ministry of National Assets in 2013 as part of the concession process of government owned land. The write-off amounted to Ch$ 1,096 million and was the consequence of the Chilean electricity market conditions at the time, the future outlook of these technologies (steam-coal) and their onerous development cost, which made these projects unfeasible. Consequently, the Company booked a Ch$ 2,245 million provision for potential fines for its decision to relinquish the concessions related to these projects. During 2017, the Ministry of National Assets and Enel Generación Chile resolved to extinguish these concessions by mutual agreement, without applying any fines.

All of the above was partially offset by a Ch$ 21,976 million and Ch$ 3,130 million increase, write-off of the Neltume and Choshuenco projects respectively, as of December 31, 2017, for being economically unviable.

EBITDA DISTRIBUTION BUSINESS

The EBITDA of our Distribution Business Segment reached Ch$ 177,189 million as of December 31, 2017, which represents a Ch$ 14,946 million, or 7.8%, reduction when compared to 2016. The main events that explain this outcome, are described below:

ENEL DISTRIBUCIÓN CHILE AND SUBSIDIARIES:

Revenue amounted to Ch$ 1,333,027 million, a Ch$ 17,266 million increase, equivalent to 1.3%, due to increased customer consumption, as seen by increased physical sales (+514 GWh), mainly due to greater sales to residential customers, an increase in non-regulated customer sales for Ch$ 14,095 million, and increased revenue from non-electric sales, mainly urban antennas for Ch$ 3,773 million.

• 10 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF DECEMBER 31, 2017

Operating costs reached Ch$ 1,062,077 million, a Ch$ 19,748 million increase due to: (i) greater outages, reinstatement and emergency plan costs related to extraordinary climatic events in June and July 2017 for Ch$ 15,472 million, which include legal damage compensation payments for Ch$ 3,635 million, provisions for fines amounting to Ch$ 8,432 million and the payment of voluntary compensations for Ch$ 3,405 million, (ii) increased transportation expenses for Ch$ 2,556 million and (iii) increased energy purchases for Ch$ 1,103 million, due to greater demand.

Personnel costs amounted to Ch$ 31,819 million, a Ch$ 2,600 million increase primarily due to extraordinary non-recurrent employee bonuses related to the new collective bargaining process carried out with the Company’s unions.

Other expenses reached Ch$ 61,943 million as of December 31, 2017, a Ch$ 9,865 million increase, mainly due to an increase in emergency responses, lines maintenance and tree trimming plan for Ch$ 8,633 million.

The following table summarizes the Enel Chile Group EBITDA, depreciation, amortization and impairment expenses and EBIT broken down by business segment as of December 31, 2017, compared to December 2016.

	12 months ended December 31, 2017			12 months ended December 31, 2016 (*)
Business Segment	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
	(Figures in million Ch$)			(Figures in million Ch$)

Generation
Enel Generación Chile and subsidiaries	581,142	(117,282)	463,860	594,772	(163,386)	431,386
Total Generation business	581,142	(117,282)	463,860	594,772	(163,386)	431,386

Distribution
Enel Distribución Chile and subsidiaries	177,189	(44,679)	132,510	192,135	(35,541)	156,594
Total Distribution business	177,189	(44,679)	132,510	192,135	(35,541)	156,594
Less: consolidation adjustments and other activities	(19,078)	1,339	(17,739)	(21,530)	1,339	(20,191)
TOTAL CONSOLIDATED	739,253	(160,622)	578,631	765,377	(197,588)	567,789

Depreciation, Amortization and Impairment

Depreciation, amortization and impairment costs amounted to Ch$ 160,622 million, a Ch$ 36,966 million reduction when compared to the previous year, mainly due to a Ch$ 8,977 million reduction in depreciation caused by the impact of a change in the useful life of certain Property, Plant, and Equipment that the Enel Generación Chile subsidiary applied from 2017 onwards, which amounted to Ch$ 11,024 million, offset by an increase in depreciation related to construction works that became operational.

Additionally, impairment losses dropped Ch$ 27,989 million when compared to the previous year, primarily explained by a provision booked in 2016 related to Enel Generación Chile projects for Ch$ 30,785 million, namely (i) Ch$ 6,578 million in Non-Conventional Renewable Energy (NCRE) projects, such as wind power, minihidro, biomass, and solar projects, and (ii) Ch$ 24,208 million impairment costs in hydroelectric projects such as Neltume, for Ch$ 20,459 million, and Choshuenco, for Ch$ 3,748 million. These effects were offset by an increase in trade accounts uncollectible provisions of Enel Distribución Chile for Ch$ 2,852 million.

• 11 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF DECEMBER 31, 2017

The following chart presents the consolidated non-operating income as of December 31, 2017, and 2016:

• 12 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF DECEMBER 31, 2017

NON OPERATING INCOME
12 months ended December 31, 2017
(Figures in Million Ch$)

	Dec-17	Dec-16(*)	Change	% Change

Financial Income
Enel Generación Chile and subsidiaries	5,274	6,151	(877)	(14.3%)
Enel Distribución Chile and subsidiaries	12,895	14,289	(1,394)	(9.8%)
Other subsidiaries non related with generation and distribution business	10,515	9,420	1,095	11.6%
Less: consolidation adjustments	(7,021)	(6,755)	(266)	3.9%
Total Financial Income	21,663	23,105	(1,442)	(6.2%)
Financial Costs
Enel Generación Chile and subsidiaries	(50,852)	(55,702)	4,850	(8.7%)
Enel Distribución Chile and subsidiaries	(7,094)	(6,489)	(605)	9.3%
Other subsidiaries non related with generation and distribution business	(2,586)	(2,762)	176	(6.4%)
Less: consolidation adjustments	7,021	6,755	266	3.9%
Total Financial Costs	(53,511)	(58,199)	4,688	(8.1%)
Foreign currency exchange differences
Enel Generación Chile and subsidiaries	8,822	13,266	(4,444)	(33.5%)
Enel Distribución Chile and subsidiaries	(150)	(196)	46	(23.5%)
Other subsidiaries non related with generation and distribution business	(155)	(91)	(64)	70.3%
Total Foreign currency exchange differences	8,517	12,979	(4,462)	(34.4%)
Gain (Loss) for indexed assets and liabilities
Enel Generación Chile and subsidiaries	146	606	(460)	(75.9%)
Enel Distribución Chile and subsidiaries	762	975	(213)	(21.9%)
Other subsidiaries non related with generation and distribution business	8	51	(43)	(84.3%)
Total Gain (Loss) for indexed assets and liabilities	916	1,632	(716)	(43.9%)
Total Net Financial Income	(22,415)	(20,483)	(1,932)	9.4%

Other Profit (Loss) related to Sale of Assets
Enel Generación Chile and subsidiaries	105,462	121,457	(15,995)	(13.2%)
Enel Distribución Chile and subsidiaries	4	-	4	100.0%
Less: consolidation adjustments	(4)	-	(4)	(100.0%)
Total Other Profit (Loss) related to Sale of Assets	105,462	121,457	(15,995)	(13.2%)

Other Profit (Loss)
Enel Generación Chile and subsidiaries	7,626	34	7,592	n/a
Enel Distribución Chile and subsidiaries	153	-	153	100.0%
Less: consolidation adjustments	-	-	-	-
Total Other Profit (Loss)	7,779	34	7,745	n/a
Share of profit (loss) of associates accounted for using the equity method
Enel Generación Chile and subsidiaries	(2,697)	7,877	(10,574)	(134.2%)
Other subsidiaries non related with generation and distribution business	-	-	-	-
Total Share of Profit (Loss) of associates accounted for using the equity method	(2,697)	7,877	(10,574)	(134.2%)

Total Other Profit (Loss) accounted in Non Operating Income	110,544	129,368	(18,824)	(14.6%)

Net Income Before Taxes	666,760	676,674	(9,914)	(1.5%)
Income Tax
Enel Generación Chile and subsidiaries	(112,100)	(83,217)	(28,883)	34.7%
Enel Distribución Chile and subsidiaries	(34,030)	(32,589)	(1,441)	4.4%
Other subsidiaries non related with generation and distribution business	2,788	4,403	(1,615)	(36.7%)
Total Income Tax	(143,342)	(111,403)	(31,939)	28.7%
Net Income	523,418	565,271	(41,853)	(7.4%)

Net Income attributable to owners of parent	349,383	384,160	(34,777)	(9.1%)
Net income attributable to non-controlling interest	174,035	181,111	(7,076)	(3.9%)

(*) refers to the twelve-month period ended December 31, 2017 and 2016, for comparative purposes.

• 13 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF DECEMBER 31, 2017

Financial Result

The consolidated net financial expense of Enel Chile as of December 31, 2017, reached Ch$ 22,415 million, which represents a Ch$ 1,932 million deteriorarion when compared to the Ch$ 20,483 million booked in 2016. This outcome is primarily explained by the following:

A Ch$ 1,442 million financial income reduction related mainly to lower customer refinancing income for Ch$ 1,682 million and lower interest income due to the agreement with YPF in 2016 for Ch$ 1,989 million, offset by increased income from temporary investments in fixed income securities for Ch$ 2,229 million.

A Ch$ 4,688 million financial expense reduction, mainly due to lower interest on structured loans and trade accounts amounting to Ch$ 2,187 million with Enel Américas S.A. Also, lower interest on bank loans and bonds amounting to Ch$ 4,784 million responding to the lower level of average debt in 2017, net of financial hedging instrument effects, partially offset by a Ch$ 1,435 million increase in bank fees and higher expenses for payment to suppliers and others by Ch$ 848 million.

A Ch$ 716 million reduction of income related to indexation primarily related to decreased positive effects from recoverable taxes for Ch$ 1,492 million, decreased income from hedging derivative contracts for Ch$ 2,687 million, partially offset by greater indexation of financial liabilities recorded in U.F, amounting to Ch$ 3,463 million.

A Ch$ 4,462 million reduction of income from positive exchange differences mainly as a consequence of a decrease in positive exchange differences on Enel Américas’ structured debt in 2016 of Ch$ 10,112 million, offset by greater income on cash and equivalents in US dollars for Ch$ 5,668 million.

Other Non-operating Income

The income from companies accounted for using the equity method amounted to a Ch$ 2,697 million loss, decreasing Ch$ 10,574 million when compared to 2016, mainly explained by lower income from Electrogas S.A. and GNL Quintero S.A for Ch$ 5,166 million and Ch$ 2,750 million, respectively, both companies divested by Enel Generación Chile S.A. In addition, lower profit from our investment in GNL Chile S.A. for Ch$ 650 million, and a greater loss in HydroAysén for Ch$ 1,994 million.

Income from other investments amounted to Ch$ 105,462 million, a Ch$ 15,995 million reduction when compared to 2016, mainly explained by the net profit from the sale of all Electrogas shares booked in February 2017, amounting to Ch$ 105,312 million, equal to the difference between the Ch$ 115,583 million sale price and the Ch$ 10,271 million book value of the investment. This can be compared to sale of the GNL Quintero subsidiary in September 2016, whose net income amounted to Ch$ 121,325 million, equal to the difference between the Ch$ 132,821 million sale price and the book value of the investment.

Other Profits (Losses) amounted to Ch$ 7,779 million, primarily explained by the sale of land owned by the Gas Atacama Chile subsidiary for Ch$ 7,560 million.

• 14 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF DECEMBER 31, 2017

Corporate Taxes

Corporate income taxes reached Ch$ 143,342 million, a Ch$ 31,939 million more than in 2016, mainly due to greater operating expenses as a consequence of taxes related to a lower positive price-level restatement and exchange rate effect for Ch$ 13,140 million; the impact of an increase in the income tax rate from 24% to 25.5% amounting to Ch$ 8,048 million; and the Ch$ 13,508 million expense due to the reversal of the deferred income tax as a consequence of the dissolution of company Central Canela S.A. All the above was partially offset by a Ch$ 6,585 millones tax expense reduction due to lower net financial income when compared to 2016, mainly for Enel Distribución Chile S.A.

BALANCE SHEET ANALYSIS

Assets			Change	Change
	dec-17	dec-16		%
	(Million Ch$)

Current Assets	1,055,137	853,534	201,603	23.6%
Non current Assets	4,635,431	4,532,184	103,247	2.3%
Non-current Assets classified as held for sale	4,205	12,993	(8,788)	(67.6%)

Total Assets	5,694,773	5,398,711	296,062	5.5%

Total assets of the Company as of December 31, 2017, increased Ch$ 296,062 million when compared to total assets as of December 31, 2016, mainly as a consequence of the following:

➢  Current Assets increased Ch$ 201,603 million as of December 31, 2017. The variations in the main categories are presented below:

•         Cash and cash equivalents increased Ch$ 173,457 million, explained by dividend payment for Ch$ 260,803 million, loan payments to Enel Américas for Ch$ 150,000 million, property, plant and equipment purchases for Ch$ 266,030 million, bond interest payments for Ch$ 43,817 million, loan and leasing payments for Ch$ 8,127 million, income tax payments for Ch$ 183,023 million, employee related payments for Ch$ 128,787 million, and capital contributions to HidroAysén for Ch$ 1,943 million. All the above was partially offset by income from the sale of the Electrogas shareholding for Ch$ 115,583 million, loans from Enel Américas to Enel Chile for Ch$ 150,000 million and other cash inflows associated to operations for Ch$ 947,424 million, mainly payments received from customers net of payments to suppliers.

•         Other current financial assets increased by Ch$ 20,043 million, explained by increased income from forward derivatives to hedge Enel Generación Chile revenues for Ch$ 19,917 million.

•         Current related party accounts receivables increased Ch$ 18,998 million, due to a higher balance with Enel Trade S.p.A. for Ch$ 19,924 million related to gas sales and commodity derivative transactions.

• 15 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF DECEMBER 31, 2017

•         Current tax assets increase Ch$ 22,107 million, mainly due to an increase in monthly interim corporate income tax payments.

•         Current trade accounts receivables and other accounts receivables decreased Ch$ 25,320 million, mainly due to lower tax accounts receivables when compared to the 2016 for Ch$ 21,256 million (taxes recovered in Peru in 2017 amounting to Ch$ 15,036 million).

•         Non-current assets or disposable assets classified as assets for sale or held to be distributed to owners declined Ch$ 8,788 million due to the sale of the interest in Electrogas S.A. in 2016 for Ch$ 12,993 million, offset by Ch$ 4,205 million from transferring the interest in Centrales Hidroeléctricas de Aysén S.A. to assets for sale.

➢  Non-Current Assets increased Ch$ 103,247 million as of December 31, 2017. The variations in the main categories are presented below:

•         Property, plants and equipment increased by Ch$ 109,558 million, mainly due to i) an increase in new investments for Ch$ 283,819 million, ii) depreciation for Ch$ 145,873 million, iii) asset retirement for Ch$ 33,154 million (includes the Neltume and Choshuenco projects for Ch$ 25,106 million), and iv) an increase in other accounting entries for Ch$ 4,766 million.

•         Intangible assets other than goodwill increased Ch$ 10,700 million, mainly due to i) an increase in new investments for Ch$ 17,762 million, (ii) depreciation for Ch$ 6,811 million, and (iii) a decrease in other accounting entries for Ch$ 251 million.

•         Deferred tax assets decreased Ch$ 18,959 million, mainly due to the reversal of deferred taxes of Central Canela related to its liquidation.

Liabilities and Equity			Change	Change
	dec-17	dec-16		%
	(Million Ch$)

Current Liabilities	816,817	757,247	59,570	7.9%
Non Current Liabilities	1,090,995	1,178,471	(87,476)	(7.4%)
Total Equity	3,786,962	3,462,994	323,968	9.4%
attributable to owners of parent company	2,983,384	2,763,391	219,993	8.0%
attributable to non-controlling interest	803,578	699,602	103,975	14.9%

Total Liabilities and Equity	5,694,773	5,398,711	296,062	5.5%

Total liabilities of the Company, including Equity, increased Ch$ 296,062 million as of December 31, 2017, when compared to total assets as of December 31, 2016, mainly due to the following:

• 16 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF DECEMBER 31, 2017

➢  Current liabilities increase Ch$ 59,570 million. The variations in the main categories are presented below:

•         Other current financial liabilities decrease Ch$ 6,881 million, due to lower hedging derivatives and other derivatives for Ch$ 6,123 million.

•         Trade accounts payable and other accounts payable increase Ch$ 32,993 million, mainly due to an increase in i) accounts payable of energy purchases for Ch$ 31,303 million; ii) accounts payable for goods and services for Ch$ 4,619 million. All the above offset by lower accounts payable for fuel and gas amounting to Ch$ 4,725 million.

•         Related party accounts payable increase Ch$ 29,184 million, mainly due to an increase in (i) accounts payable to Enel SpA for Ch$ 63,543 million (Enel Iberoamérica for Ch$ 57,756 million in 2016), net effect for Ch$ 5,787 million mainly due to booking the minimum dividend, (ii)  gas purchases from GNL Chile for Ch$ 3,228 million (iii) greater energy purchases from Enel Green Power Sur SpA for Ch$ 2,918 million, (iv) accounts payable to Enel Trade SpA for commodity derivatives for Ch$ 3,081 million, (v) accounts payable to Empresa Eléctrica Panguipulli S.A. for energy purchases amounting to Ch$ 1,480 million, (vi) accounts payable to Enel Distribuzione for Ch$ 2,482 million, (vii) accounts payable to Parque Eólico Valle de los Vientos S.A. for Ch$ 1,261 million and (viii) accounts payable to Enel Produzione for Ch$ 9,899 million related to other services.

➢  Non-Current Liabilities decreased Ch$ 87,476 million as of December 31, 2017, which is explained by the following:

•         Other non-current financial liabilities decreased Ch$ 72,039 million, mainly due to a Ch$ 38,013 million reduction in the level of bond debt due to the Ch$ 39,238 million impact of the appreciation of the Chilean Peso – US Dollar exchange rate, and the payment of capital/principal for Ch$ 5,530 million, partially compensated by the Ch$ 5,603 million impact of the greater price adjustment of the Unidad de Fomento. The above, in addition to a Ch$ 30,925 million reduction of hedging and non-hedging derivative liabilities and a Ch$ 3,100 million reduction in financial leasing liabilities.

•         Other non-current provisions increased Ch$ 15,316 million, mainly explained by a Ch$ 6,667 million increase in dismantling provisions related to San Isidro and Bocamina II power plants that belong to Enel Generación Chile Group, as well as increases in Enel Distribución Chile S.A., related to fines by the Superintendence of Electricity and Fuel (“SEC” in its Spanish acronym) for Ch$ 8,087 million, net of payments.

•         Deferred tax liabilities decreased Ch$ 27,141 million, mainly related to deferred taxes originating from the reclassification of the investment in Empresa Hidroelectrica Aysén S.A. as an asset available for sale for Ch$ 30,939 million.

• 17 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF DECEMBER 31, 2017

Total Equity amounted to Ch$ 3,786,962 million, as of December 31, 2017 and is explained below.

•         Equity attributable to shareholders of Enel Chile amounted to Ch$ 2,983,384 million, comprised of the following: Issued capital for Ch$ 2,229,109 million, Retained earnings for Ch$ 1,751,606 million representing a yearly variation of Ch$ 182,230 million, that includes the Ch$ 349,383 million profit for the year ended December 31, 2017, updating the calculation of the actuarial IAS 19 amounting to Ch$ 1,175 million, minus dividends for Ch$ 168,327 million. These effects were offset by lower other reserves amounting to Ch$ 997,331 million mainly originating from the Companies’ division process. Other reserves are comprised of (i) lower cash flow hedging reserves for Ch$ 32,850 million, (ii) lower reserves of other comprehensive income amounting to Ch$ 1,727 million, and (iii) lower other reserves for Ch$ 969,741 million, which includes taxes paid in Peru related to the division of Enel Generación Chile and Enel Distribución Chile, which amounted to Ch$ 90,275 million. The above was offset by translation reserves amounting to Ch$ 6,976 million, and earnings and losses reserves related to the valuation of financial assets available for sale for Ch$ 11 million.

•         Equity attributable to non-controlling shareholders amounted to Ch$ 803,578 million, which includes the initial Ch$ 699,602 million balance, the transactions booked throughout 2017, and the Ch$ 174,035 million net income for the year. The aforementioned was offset by dividend payments for Ch$ 94,945 million, as well as other comprehensive income amounting to Ch$ 27,126 million, mainly from cash flow hedging reserves and other minor changes for Ch$ 2,241 million.

The performance of main financial ratios is the following:

RATIO		Unit	Dec-17	Dec-16 (***)	Change	Change (%)

Liquidity	Liquidity	Times	1.29	1.14	0.15	12.7%
	Acid-test *	Times	1.24	1.09	0.15	13.3%
	Working capital	MMCh$	238,320	109,280	129,040	118.1%
Leverage	Leverage	Times	0.5	0.56	(0.06)	(10.6%)
	Short-term debt	%	42.8%	39.1%	3.7%	9.4%
	Long-term debt	%	57.2%	60.9%	(3.7%)	(6.1%)
	Financial expenses coverage**	Times	16.77	17.56	(0.8)	(4.5%)
Profitability	Op. income / Op. Revenues	%	22.9%	22.3%	0.5%	2.4%
	ROE	%	12.2%	13.9%	-1.7%	(12.5%)
	ROA	%	9.4%	10.5%	-1.0%	(9.8%)

(*) Current Assetes net of Inventories and prepayments
(**) EBITDA/ Financial Costs
(***) For year 2016, twelve months are considered for comparison purposes.

•         The current ratio as of December 31, 2017 reached 1.29 times, which represents a 12.7% increase.  Enel Chile Group enjoys a solid liquidity position which allows it to cover its short-term liabilities with current assets.

• 18 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF DECEMBER 31, 2017

•         Acid test or quick ratio, as of December 31, 2017, was 1.24 times, which represents a 13.3% increase when compared to December 31, 2016, explained by the increase in cash and cash equivalents from the Electrogas sale in February 2017 and for higher collections related to the operation.

•         Working capital, as of December 31, 2017, amounted to Ch$ 238,320 million, calculated as the remaining current assets after subtracting all current liabilities.

•         The debt ratio was 0.50 times, as of December 31, 2017, which means that the level of commitment of Enel Chile was 0.50 times at the end of the period.

•         The financial expenses coverage ratio for the twelve-month period ended on December 31, 2017, was 16.77 times, which represents an 4.5% reduction equal to 0.79 times, when compared to the previous year. This ratio indicates the ability to cover all financial expenses with the EBITDA obtained during the period. This is mainly due to lower financial expenses as a result of lower level of debt when compared to the previous year.

•         The profitability index, calculated by dividing operating income by operating revenues, increased 0.5% when compared to the previous year, reaching 22.9% as of December 31, 2017 due to higher operating income this year.

•         Return on equity of the owners of the controlling shareholder was 12.2% for the twelve-month period ending on December 31, 2017.

•         Return on assets was 9.4% for the twelve-month period ending on December 31, 2017.

MAIN CASH FLOWS

Enel Chile Group recorded a positive net cash flow of Ch$ 171,552 million as of December 31, 2017, which represents a Ch$ 66,223 million increase when compared to the previous year (12 months).  The main factors that explain this cash flow, classified as either operating, investing, or financing activities, compared to December 2016, are presented below:

Net Cash Flow			Change	Change
	dec-17	dec-16		%
	(Million Ch$)

From Operating Activities	635,614	614,685	20,929	3.4%

From Investing Activities	(146,466)	(63,489)	(82,977)	130.7%

From Financing Activities	(317,596)	(445,867)	128,271	(28.8%)

Total Net Cash Flow	171,552	105,329	66,223	62.9%

• 19 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF DECEMBER 31, 2017

Net cash flow from operating activities amounted to a Ch$ 635,614 million for the twelve-month period ended December 31, 2017, which represents a 3.4% increase when compared to December 2016. These cash flows come primarily from sales and other revenue amounting to Ch$ 3,147,020 million, cash inflows from insurance policy premiums and services, annuities and other benefits for Ch$ 6,808 million and cash from other operational sales and services for Ch$ 15,217 million, which were partially offset by cash outflows related to (i) supplier payments for Ch$ 2,068,346 million; (ii) employee payments for Ch$ 128,787 million; (iii) income tax payments for Ch$ 183,023 million; (iv) other operational activities’ payments for Ch$ 130,403 million, and (v) other cash outflows for Ch$ 7,405 million.

Due to the corporate restructuring (division) that took place the previous year, Ch$ 132,420 million were paid as taxes in Peru.

Net cash flow from investing activities amounted to a negative Ch$ 146,466 million for the twelve-month period ended December 31, 2017, which represents a Ch$ 82,977 decrease when compared to December 2016, mainly comprised by (i) cash disbursements to purchase property, plant and equiptment for Ch$ 266,030 million, (ii) capital contributions to HidroAysén for Ch$ 1,943 million, and (iii) payments related to derivative futures and swap contracts for Ch$ 7,809 million. These cash outflows were partially compensated by (i) other cash receipts related to the sale of equity or other companies’ debt, including the sale of the interest in Electrogas for Ch$ 115,583 million, (ii) interest payments received amounting to Ch$ 7,589 million, (iii) dividends received from associate companies for Ch$ 880 million, (iv) cash inflows originating from futures, options and swaps for Ch$ 835 million, and (v) inflows from the sale of property, plant, and equipment for Ch$ 4,429 million.

Net cash flow from financing activities amounted to Ch$ 317,596 million for the twelve-month period ended on December 31, 2017, which represents a Ch$ 128,271 million improvement when compared to December 2016. These cash flows are comprised by (i) Ch$ 5,535 million in debt repayments, mostly bonds; (ii) Ch$ 260,803 million in dividend payments, of which Ch$ 96,260 million were paid to the controlling group companies; (iii) Ch$ 43,817 million in interest payments, mainly bond interest payments; (iv) Ch$ 2,592 million in financial leasing liability payments, and (v) Ch$ 4,849 million in other cash disbursements. The current period also included loans to related companies for Ch$ 150,000 which were paid entirely by December 31, 2017.

The following table presents the cash disbursements related to additional property, plant and equipment and its depreciation for the twelve-month period ended December 31, 2017 and 2016.

INFORMATION FOR ASSETS AND EQUIPMENTS BY COMPANY
12 MONTHS ENDED DECEMBER 31, 2017
(Million Ch$)

Company	Payments for Additions of Fixed Assets		Depreciation
	Dec-17	Dec-16(*)	Dec-17	Dec-16(*)
Enel Generación Chile and subsidiaries	205,751	171,490	117,338	132,600
Enel Distribución Chile and subsidiaries	57,621	49,834	34,528	28,264
Other entities (business different to generation and distribution)	2,658	1,062	818	797
Total Consolidated ENEL CHILE Group	266,030	222,386	152,684	161,661

      (*) refers to the twelve-month period ended December31, 2017 and 2016, for comparative purposes.

• 20 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF DECEMBER 31, 2017

The most relevant cash outflows in the generation business respond to maintenance and investment in power plants that amounted to Ch$ 205,751 million. In the distribution business, main investments include network extensions and network operational optimization to increase the level of efficiency and service quality, which amounted to Ch$ 57,621 million as of December 31, 2017.

MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their operations, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations currently, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

Enel Chile and its operating subsidiaries are subject to environmental regulations which, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

➢  Public authorities will approve such environmental impact studies;

➢  Public opposition will not lead to delays or modifications to any proposed project;

➢  Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its

• 21 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF DECEMBER 31, 2017

business policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

Risk Management Policy

The companies of the Enel Group in Chile are exposed to certain risks managed through the application of identification, measurement, concentration limits and supervision systems.

Some of basic principles defined by the Group when setting their risk management policy include the following:

-       Comply with good corporate governance standards.

-       Strictly comply with all of the Group’s regulatory systems.

-       Each business and corporate area must define:

I. The markets in which it can operate based on the knowledge and skills that would ensure effective management of the risk.

II. Criteria of counterparts.

III. Authorized operators.

-       For each market in which they operate, business and corporate areas establish their risk adversity within the defined strategy.

-       All corporate areas and business operations are carried out within the limits approved in each case.

-       Business, corporate areas, lines of business and companies establish risk management controls to guarantee that transactions in the markets are carried out pursuant to the policies, standards and procedures of Enel Chile.

Interest Rate Risk

Interest rate variations modify the fair value of interest bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

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PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF DECEMBER 31, 2017

The debt structure according to interest rate, measured as the percentage of fixed debt and/or protected above total gross debt, is the following:

INTEREST RATE (%)	December 31, 2017	December 31, 2016

Fixed Interest Rate	92%	92%

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks.

Foreign Exchange Rate Risk

Foreign exchange rate risks are primarily inherent to the following transactions:

-       Debt contracted by the Group’s companies denominated in currencies other than those in which their cash flows are indexed.

-       Payments in currencies other than those in which their cash flows are indexed, for example, payments for material purchases associated to projects and payment of corporate insurance policy premiums.

-       Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Chile aims at maintaining a balance between US$-indexed flows and the level of assets and liabilities denominated in such currency. The aim is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

Commodity Risk

The Enel Chile Group is exposed to the risk of price variations of certain commodities, primarily the following:

-       Fuel purchases for the process of electricity generation.

-       Purchase and sale of energy carried out in the local market.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in

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PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF DECEMBER 31, 2017

the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

In consideration of the operational conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its net income.

As of December 31, 2017, the Company held swaps for 2.3 million MMBTU of Henry Hub gas to be settled on January 2018.

As of December 31, 2016, the Company held swaps for 3 million barrels of Brent oil to be settled between January and November 2017 and 3.3 million MMBTU of Henry Hub gas to be settled between January and September 2017.

According to the operating conditions that are updated permanently, these hedges may be amended, or include other commodities.

Liquidity risk

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives see Notes 18, 20 and Annex 4.

As of December 31, 2017, the liquidity of the Enel Group Chile was of ThCh$ 419,456,026 in cash and cash equivalents and ThCh$ 199,271,103 in committed long-term lines of credit. As of December 31, 2016, the liquidity of Enel Group Chile of ThCh$ 245,999,192 in cash and cash equivalents and ThCh$ 342,827,047 in committed long-term credit lines.

Credit risk

The Enel Chile Group continually monitors in depth all credit risks.

Commercial Accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. The foregoing is applied to both our electricity generation and distribution lines of business.

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PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF DECEMBER 31, 2017

In our electricity generation line of business, in some contracts with unregistered clients, it is possible to cut off supply when there are payment defaults, and almost every contract includes non-payment as a reason for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as stated earlier, are quite limited.

In the case of our electricity distribution companies, such companies are authorized to cut off the supply in the case of non-payment by our clients in accordance with current regulations which helps to guarantee that amounts subject to credit risk evaluation and control process are also limited.

Financial assets:

Cash surpluses are invested in top domestic and foreign financial institutions (as much as possible with a risk classification of Investment Grade or equivalent) with pre-established limits per entity.

Investments may be guaranteed by Chilean treasury bonds and/or bank effects issued by top-quality banks, preferring the latter since they offer better returns (always within the framework of our current investment policies).

Risk Measurement

The Enel Chile Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk taken on by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-       Financial Debt

-       Derivatives for debt hedging.

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within a quarter and with 95% certainty. To that effect, we have studied the volatility of the risk variables that affect the value of the positions portfolio in relation to the Chilean peso which includes:

-       The US$ Libor rate of interest.

-       The exchange rates of the different currencies involved in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

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PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF DECEMBER 31, 2017

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Considering the assumptions described above, the Value at Risk at one quarter out of the foregoing positions corresponds to ThCh$ 66,890,686.

This value represents the potential increase of the debt and derivatives portfolio, therefore this value at Risk is intrinsically related, amongst other factors, with the value of the portfolio at the end of each quarter.

Other Risks

As of December 31, 2017 Enel Chile, on a stand-alone basis, has no financial debt, therefore, is no subject to cross-default provisions. Nevertheless, as is common practice in bank credit facilities and capital market operations, a portion of our subsidiay Enel Generación Chile's financial debt, is subject to cross-default provisions. If certain non-payments are not corrected, a cross default could result and certain liabilities of Enel Generación Chile could eventually become enforceable.

Non-payment – after any applicable grace period – of Enel Generación Chile’s debts, with an outstanding individual balance exceeding the equivalent of US$ 50 million, and whose amount past due also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the international credit line. Furthermore, this credit line contains provisions under which certain events other than non-payment, at the Enel Generación Chile’s level, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 100 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Generación Chile or any of its Chilean subsidiaries, with a principal amount that exceeds US$ 30 million, or its equivalent in other currencies, could lead to the acceleration payment of its Yankee Bonds. In the specific case of the Yankee bond issued in April 2014, maturing in 2024, the threshold is US$ 50 million, or its equivalent in other currencies.

Lastly, in the case of Enel Generación Chile’s local bonds and local credit line, acceleration is only triggered by the issuer’s or debtor default, namely Enel Generación Chile S.A., and not referring to its subsidiaries. In the case of local bonds, the cross-default may be triggered in cases where the amount in arrears exceeds US$ 50 million in a single debt, or its equivalent in other currencies. In the case of the local line, the cross-default is triggered if the amount in default on a debt exceeds US$ 50 million or its equivalent in other currencies and also additional conditions such as the end of grace periods are met. This line has not been disbursed.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Generación Chile, performed by credit-rating agencies, would result in the need to make prepayments of debt.

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PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP AS OF DECEMBER 31, 2017

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is revised periodically.

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 3.e. of the Financial Statements.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in a foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards, whose criteria are included in Notes No. 2 and 3 of the Financial Statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Nicola Cotugno
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Title: Chief Executive Officer

Date: February 28, 2018